Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.8MM 151.6MM Cdn$5.75 - $10.99

88
FOR IMMEDIATE RELEASE: April 5, 2005	No. 4/05

IAMGOLD ANNOUNCES APPOINTMENT OF TWO DIRECTORS

Toronto, Ontario, April 5, 2005 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce that W. Robert Dengler and Stephen Freedhoff have joined the Board of Directors.

Mr. Dengler is currently serving as Vice-Chairman of the Board of Directors and an officer of Dynatec Corporation, a company he co-founded in 1980. Mr. Dengler holds a Bachelor of Science degree (1965) from Queen's University and was awarded an Honorary Doctorate of Science from Queen’s University in 1988. Before co-founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. Mr. Dengler has authored several technical publications on shaft sinking and Long Round Development®.

Mr. Freedhoff has been a self-employed consultant since 1999, and brings more than 30 years of accounting experience as a partner with a national accounting firm. Mr. Freedhoff is also a member of the Board of CryptoLogic Inc. and Chairman of the Audit Committee.

IAMGOLD is a leading gold mining exploration and development company. Its principal assets, located in West Africa, include a 38 percent stake in the Sadiola Gold Mine, a 40 percent stake in the Yatela Gold Mine, both located in Mali, West Africa and an 18.9 percent stake in the Tarkwa and Damang mine complex in Ghana, West Africa. The combined annual expected gold production from these properties for 2004 is expected to be approximately 420,000 ounces. IAMGOLD also has a diverse royalty portfolio, which includes a one percent royalty interest in the Diavik Diamond Project in Canada. IAMGOLD is listed on both the Toronto Stock Exchange and the American Stock Exchange.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Joe Conway
President and CEO
Tel: (416) 360-4710	Fax: (416) 360-4750	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.